Insider Report for James Bambrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: BAMBRICK ( Starts with )
Given name	: JAMES ( Starts with )
Transaction Date	: July 12, 2005 - July 12, 2005
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Bambrick, James

Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the "equivalent number or value of underlying securities" reflects the "total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Conversion or exercise price	Date of Expiry or maturity YYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 8 - Deemed Insider - 6 Months before becoming an insider

Security designation: Common Shares

516635	2005-07-12	2005-07-12	Direct Ownership:	51 - Exercise of options	+42,000	0.7300	299,300

Security designation: Options (Common Shares)

516632	2005-07-12	2005-07-12	Direct Ownership:	51 - Exercise of options	-42,000	0.7300	170,000	0.7300	2005-08-11	Common Shares	-42,000	-60,000